

FLIPUR

HIGHLIGHTS   OVERVIEW   OPPORTUNITY   TEAM   PRESS   FAQS   DISCUSSION

INVEST HERE

OFFERED BY
+ DALMORE
View Offering Memorandum

Flip Houses, From The Palm Of Your Hand

INVEST HERE

OFFERED BY
+ DALMORE

View Offering Memorandum

Amount Raised: $--.-- / $1,235,000.00

--.--%

Minimum Investment	Share Price	Maximum Raise	Raised to-date	Target Minimum
$500	$500	$1,235,000	$--.--	$200,000



HIGHLIGHTS

7+	18		
FLIPS	MONTHS	 RETURNS PER PROJECT	 PROJECT UPDATES

Flipur has a highly experienced team flipping houses in Southern California. Our in-house (1) acquisitions team ensures we get the best deal (2) design team ensures we have the most up-to-date designs for the neighborhood (3) contracting team ensures we are cost-effective on all aspects of the renovations.

FLIPUR PROPERTY PARTNERS FUND

Thousands of houses are flipped every month. Up to this point, it has been limited to experienced real estate investors or hedge funds...... but not anymore.

The Flipur Fund welcomes all types of investors from experienced to novice, accredited or non-accredited, active or passive.

The Fund will Purchase, Renovate, and sell single-family homes and condos over an estimated 18-month timeline. Management may distribute profits after each project is sold or distribute profits at the end of the fund.

OVERVIEW



The Flipur team has 10 years in the real estate business and brings deep experience in market analysis, renovation and sales ensuring effective investment management. By joining us, you're investing in more than property - you're part of a venture poised for substantial returns through a proven, accelerated real estate model. Transform your investment portfolio with us and invest in fix/flip projects passively without doing any of the leg work.

OPPORTUNITY

Leverage?	Why Flips?	Interactions

INVEST

OFFERED BY

+ DALMORE

View Offering Memorandum

The Team





Our expert team at Flipur Property Partners Fund brings deep experience in market analysis, renovation, and sales, ensuring efficient and effective investment management. By investing with our Fund, you're investing in more than property—you're part of a venture with a proven real estate model.



Samuel Meskimen
CEO & Founder

Samuel Meskimen, is currently our Chief Executive Officer and Founder. After finishing up degrees at Wyoming Tech, Webster University and MIT, Sam launched his career in aerospace engineering and spent over a decade designing and developing new technologies for commercial airlines at Thales.

During his time as an engineer, Sam found a passion in real estate investing and his dream of leveling the playing field by bringing real estate investment opportunities to non-accredited investors. In 2019, he officially launched Flipur in order to change the way people invest in real estate.



Adrian Nevolo
Vice President & Co-Founder

Adrian Nevolo, our Vice President and Co-Founder, embarked on his entrepreneurial journey at the young age of 16, founding a real estate photography company. He quickly made a mark in the industry, servicing prestigious brokerages such as Compass, Keller Williams, and EXP. Driven by his passion for real estate investing, Adrian transitioned into the world of property investment.

Upon joining Flipur, he spearheaded the acquisition and successful flipping of over $40,000,000 in Single Family Homes, demonstrating his keen eye for opportunities and astute investment strategies. Today, Adrian's mission extends beyond his personal success. He is committed to empowering individuals who have not been exposed to real estate investment opportunities or lack the resources to pursue them. Through his expertise and guidance, Adrian is dedicated to democratising access to real estate investment, making it accessible to all.

As Seen on HGTV

Our affiliate company debuted on HGTV! Watch us as we show the good, the bad and the ugly of flipping houses. We can't wait to show you what we do and this project DEFINITELY made us that much better at it.

LEARN MORE

FAQs

> **Why invest in startups?**

> **What types of securities can I buy on this site?**

> **How much can I invest?**

> **How do I calculate my net worth?**

> **What are the tax implications of an equity crowdfunding investment?**

> **Who can invest in a Regulation CF Offering?**

> **What do I need to know about early-stage investing? Are these investments risky?**

> **When will I get my investment back?**

> **Can I sell my shares?**

> **What information does Dalmore collect from issuers related to their offering?**

> **What happens if a company does not reach their funding goal?**

> **How can I learn more about a company's offering?**

> **Can I cancel my investment?**



- How do I contact someone from Flipur?
- Where can I learn more about investing in Reg CF offerings?

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